David Lubin & Associates, PLLC

26 East Hawthorne Avenue

Valley Stream, NY 11580

Tel. (516) 887-8200

Fax (516) 887-8250

September 13, 2006

BY EDGAR AND

FACSIMILE (202) 551-3291

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Mr. Jason Wynn

Re:	Patriot Gold Corp.
Preliminary Proxy Statement on Schedule 14A
Filed on September 1, 2006

                File Number 0-32919

Dear Mr. Wynn:

This law firm represents Patriot Gold Corp., Inc. (the “Company”). On behalf of the Company, we are herewith filing with the Securities and Exchange Commission (the “Commission”) an amended Preliminary Proxy Statement on Schedule 14A (the “Amendment”) in response to the Commission’s comments, dated September 8, 2006 (the “Comment Letter”), with reference to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on September 1, 2006.

In addition to the Amendment, the Company supplementally responds to all the Commission’s comments as follows:

1.           Comment: It appears that you are proposing approval of authority for potential “blank check” reverse or forward stock split ratios. Provide your analysis supporting any conclusion that the board of directors has adopted a resolution properly setting forth a proposed amendment as required by Nevada law. Proposal 1, as it currently reads, allows the board of directors to determine at a later date whether it will effect a reverse stock split of common stock in any ration from one for up to ten. Proposal 2, as it currently reads, allows the board of directors to determine at a later date whether it will effect a forward stock split of common stock in any ratio from up to three for one. Why is this procedure consistent with the requirements of Nevada law for the adoption of amendments to the articles of incorporation?

Response:      In accordance with the Commission’s Comment Letter, the Preliminary Proxy Statement has been revised to describe the requirements of Nevada law for the adoption of amendments to the articles of incorporation and to explain how the procedure followed by the Company in this case is consistent with such requirements. Such discussion is included in the section entitled “Questions and Answers About this Proxy Material and the Special Meeting.”

In such section, the following question has been added in the Amendment: “In what manner must the proposals described herein be approved under Nevada’s general corporate laws?” The answer to such question explains that the Articles of Incorporation of the Company would have to be amended in order for our Board to implement any of the proposals described in the Amendment. The manner of approval for amending the Articles of Incorporation is set forth in Nevada Revised Statutes (“NRS”) Section 78.390, which is summarized in the Amendment.

By unanimous written consent of the Board, the Board adopted a resolution approving the amendment of the Company’s Articles of Incorporation for the purpose of implementing either a forward or a reverse stock split and increasing the number of our authorized shares of common stock. Such written consent also authorized the calling of a special meeting of the stockholders to be held for the purpose of obtaining their approval to such actions.

At the shareholders’ meeting, the proposed amendments must be approved by the holders of a majority of the voting power of the Company present at such meeting, provided that a quorum is satisfied. The grant of discretionary authority to the board with respect to whether or not to implement either a reverse stock split or a forward stock split is proper under NRS Section 78.390. Such statute explicitly states that the resolution of the stockholders approving a proposed amendment may provide that at any time before the effective date of the amendment, notwithstanding approval of the proposed amendment by the stockholders, the board of directors may, by resolution, abandon the proposed amendment without further action by the stockholders. Accordingly, the resolutions adopted by the Company’s shareholders at the Meeting may provide that the Board, in its discretion, may abandon the proposed stock splits, notwithstanding their approval by the shareholders.

2.            Comment: We call your attention to Exchange Act Rule 10b-17, which you should consult in connection with the process of implementing any reverse stock split.

Response:        We appreciate the Commission’s reminder concerning Exchange Act Rule 10b-17. The Company understands the requirements of such rule and intends to comply with them in connection with the process of implementing any reverse stock split.

3.            Comment: Please disclose in a table or other similar format, the number of shares of your common stock that will be: (i) issued and outstanding; (ii) authorized and reserved for issuance; and (iii) authorized but unreserved as a result of the adoption of a stock split.

Response:      In accordance with the Commission’s Comment Letter, the Preliminary Proxy Statement has been revised to include tables showing the above information. The Amendment contains a separate table showing such information for each of the following stock splits: a reverse stock split in the ratio of one for ten; a forward stock split in the ratio of two for one; and a forward stock split in the ratio of three for one.

As shown by such tables, the number of shares of common stock currently authorized by the Company is not sufficient to enable it to implement a forward stock split in a ratio greater than two for one. Moreover, even a two for one forward stock split will cause a significant decrease in the number of its authorized but unissued shares of common stock. Full and further details are provided in the description provided under proposal no. 2 of the Amendment.

Accordingly, the board of directors has determined that it is in the Company’s best interests, should it determine to implement a forward stock split, to increase the number of authorized shares of common stock from 100,000,000 shares, par value $0.001, to 200,000,000 shares, par value $0.001 in order to permit the Company to implement a forward stock split in a ratio greater than two for one, as described in proposal no. 2. To obtain the shareholder’s approval to the foregoing, a new proposal no. 3 has been added to the Amendment, which requests the shareholders to approve such increase in the Company’s authorized shares of common stock.

If the shareholders approve proposal no. 3, regarding the increase in the authorized shares of common stock, but do not approve proposal no. 2, regarding the implementation of a forward stock split, then the Company will not increase the number of its authorized shares of common stock. On the other hand, if the shareholders do not approve proposal no. 3, then the Company may implement a forward stock split stock split, as described in proposal no. 2, but not in a ratio greater than two for one; alternatively, the Company may implement a three for one forward stock but cancel its warrants and/ or stock options as may be necessary.

4.           Response to Oral Comment: In response to your oral comment made during your telephone conversation with us, we have further revised the proxy statement to explain the relations between the proposals to be voted upon at the shareholders’ meeting. The answer provided in the Amendment to the question “On What Matters Am I Voting?” has been revised to explain the following:

The board of directors seeks shareholder approval for discretionary authority to the board of directors to implement either of the following, which will be voted upon at the Meeting as separate proposals: (1) a reverse stock split of the common stock on the basis of one post-consolidation share for up to each ten pre-consolidation shares to occur at some time within twelve months of the date of the special meeting, with the exact time of the reverse split to be determined by the board of directors, as set forth in proposal no. 1; or (2) a forward stock split of the common stock on the basis of up to three post-split shares for each one pre-split share to occur at some time within twelve months of the date of the special meeting, with the exact time of the forward split to be determined by the board of directors, as set forth in proposal no. 2.

Although the board of directors recommends to the shareholders that they approve both proposal nos. 1 and 2, the board may, in its discretion, implement a forward or a reverse stock split, as described herein, but not both a forward and a reverse stock split. As discussed elsewhere in the Amendment, the purpose of a stock split would be to change the market price of the common stock in order to generate interest in the Company among investors and thereby assist the Company in raising future capital to fund its operations or make acquisitions. The grant of discretionary authority to the board to implement either a reverse stock split or a forward stock split, as described in proposal nos. 1 and 2, would give the board maximum flexibility to achieve the purpose of a stock split.

The board also seeks shareholder approval for the increase of the number of authorized shares of common stock from 100,000,000 shares, par value $0.001, to 200,000,000 shares, par value $0.001, as set forth in proposal no. 3. The Company’s Articles of Incorporation presently authorizes the issuance of 100,000,000 shares of common stock. As discussed elsewhere in the Amendment, such number of authorized shares is not sufficient to enable the board to implement a forward stock split in a ratio greater than two for one. Moreover, even a two for one forward stock split will cause a significant decrease in the number of authorized but unissued shares of common stock. Accordingly, the Board believes that it is in the Company’s best interests, should it determine to implement a forward stock split, to increase the number of authorized shares of common stock.

If the shareholders approve proposal no.3, regarding the increase in the authorized shares of common stock, but do not approve proposal no. 2, regarding the implementation of a forward stock split, then the board will not increase the number of authorized shares of common stock. On the other hand, if the shareholders do not approve proposal no. 3, then the Company may implement a forward stock split stock split, as described in proposal no. 2, but not in a ratio greater than two for one; alternatively, the Company may implement a three for one forward stock split but cancel its warrants and/ or stock options as may be necessary.

In accordance with the Commission’s Comment Letter, enclosed herein also is a letter from Robert Coale, the Company’s Chairman, President, Chief Executive Officer, Chief Operating Officer, Secretary, and Director. Pursuant to such letter, Mr. Coale, on behalf of the Company, has made the acknowledgments set forth in the Commission’s Comment Letter.

We hope the foregoing addresses the comments raised by the Commission. The Company appreciates your review in assisting it to enhance the overall disclosure in its filings. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Should you require anything further, please do not hesitate to contact us. Thank you for your attention to this matter.

Very truly yours,

/s/ David Lubin

David Lubin

PATRIOT GOLD CORP.

501-1775 Bellevue Avenue

West Vancouver, B.C. V7V 1A9

Canada

September 13, 2006

BY EDGAR AND

FACSIMILE (202) 551-3291

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Mr. Jason Wynn

Re:	Patriot Gold Corp.
Preliminary Proxy Statement on Schedule 14A
Filed on September 1, 2006

                File Number 0-32919

Dear Mr. Wynn:

On behalf of Patriot Gold Corp., Inc. (the “Company”), the undersigned hereby makes the acknowledgements set forth below in connection with the filing with the Securities and Exchange Commission (the “Commission”) herewith of an amended Preliminary Proxy Statement on Schedule 14A in response to the Commission’s comments, dated September 8, 2006 (the “Comment Letter”), with reference to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on September 1, 2006. The undersigned hereby acknowledges that:

(a) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any further questions or comments to the Company’s counsel, David Lubin, Esq., as follows:

David Lubin, Esq.

David Lubin & Associates, PLLC

26 East Hawthorne Avenue

Valley Stream, NY 11580

Telephone: (516) 887-8200

Facsimile: (516) 887-8250

Email: david@dlubinassociates.com

Thank you very much for your attention to this matter.

Very truly yours,

PATRIOT GOLD CORP.

By:	/s/ Robert Coale
Name:	Robert Coale
Title:	Chairman, President, Chief Executive
Officer, Chief Operating Officer, Secretary,
and Director
(Principal executive, financial, and
accounting officer)